PROSKAUER ROSE LLP

ELEVEN TIMES SQUARE

New York, New York 10036

March 22, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Keith Gregory

Re:	Advantage Funds, Inc.

(File Nos.: 033-51061 and 811-07123)

Ladies and Gentlemen:

On behalf of the above referenced registrant (the "Registrant"), on or about March 28, 2019, the Registrant plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 160 (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement"). The Amendment will relate to Post-Effective Amendment No. 156 (the "485(a) Amendment") to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on January 30, 2019 for the purpose of making certain changes to a series of the Registrant, Dreyfus BNY Mellon Sustainable Balanced Fund (formerly known as Dreyfus Global Multi-Asset Income Fund) (the "fund").

This letter is being filed to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Keith Gregory of the Staff via telephone on March 14, 2019. The Amendment is being filed in order to respond to these comments and to complete previously incomplete portions of the filing, to make certain other non-material revisions and to file exhibits. The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of the 485(a) Amendment.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the 485(a) Amendment.

General

1.	Staff Comment: Please consider comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment.

Response: We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment.

2.	Staff Comment: Please file your response to our comments via EGDAR correspondence at least five business days prior to the effective date of the Amendment in order to give the Staff enough time to adequately review your responses.

Response: This response letter is being filed at least five business days prior to the effective date of the Amendment.

3.	Staff Comment: Please include a completed fee table and expense example with your response letter.

Response: A completed fee table and expense example are below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class K	Service Class
Management fees[1]	.11	.11
Other expenses (including shareholder services fees)	1.64	2.01
Total annual fund operating expenses[1]	1.75	2.12
Fee waiver and/or expense reimbursement[2]	(1.60)	(1.72)
Total annual fund operating expenses (after fee waiver and/or expense reimbursement)	.15	.40

1	Management fees have been restated from the previous fiscal year to reflect a decrease in the contractual management fee payable by the fund, effective April 1, 2019.
2	The fund's investment adviser, The Dreyfus Corporation, has contractually agreed, until April 1, 2020, to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of neither class (excluding shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .15%. On or after April 1, 2020, The Dreyfus Corporation may terminate this expense limitation agreement at any time.

	1 Year	3 Years	5 Years	10 Years
Class K	$15	$394	$798	$1,929
Service Class	$41	$497	$980	$2,315

4.	Staff Comment: Please update the series name and class identifiers on EDGAR.

Response: The series name and class identifiers will be updated on EDGAR when the Amendment is filed.

5.	Staff Comment: Please confirm that the fund has not been publically offered to retail shareholders.

Response: The fund's Registration Statement became effective on November 29, 2017 and the fund commenced operations on November 30, 2017. Shares were available for investment, including by public retail investors, from November 30, 2017 until January 25, 2019, when the fund was closed to new investment. However, all of the fund's shares are held by MBC Investments Corporation, an affiliate of The Dreyfus Corporation, which acquired the fund's shares in connection with providing start-up capital for the fund.

6.	Staff Comment: Please confirm that the fund is operational, as the Staff notes that there are figures for portfolio turnover, performance and financial highlights.

Response: As stated above, the fund commenced operations on November 30, 2017.

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Prospectus

Fund Summary—Principal Investment Strategy

7.	Staff Comment: The second sentence of the first paragraph states:

The fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in the equity securities of issuers that demonstrate attractive investment attributes and sustainable business practices and have no material unresolvable environmental, social and governance (ESG) issues and in debt securities included in the Bloomberg Barclays MSCI U.S. Aggregate ESG Pure Index.

Please revise this sentence as follows:

The fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in environmentally-friendly companies (companies that produce renewable resources or reduce depletion of nonrenewable resources or invest in issuers with strong environmental, social and governance (ESG) policies).

Funds with the terms "sustainable" or "sustainability" in their name should have strong ESG policies, not merely ones that have no material unresolvable ESG issues. Please revise the fund's 80% policy throughout the Registration Statement, including the description of the policy in the SAI.

Response: The fund's 80% policy includes the requirement that the fund normally invest in companies that demonstrate attractive sustainable business practices and have no material unresolvable ESG issues. With respect to the portion of the fund's assets allocated to Newton Investment Management (North America) Limited ("Newton"), disclosure following the 80% policy statement describes the factors the fund considers when determining whether a company engages in sustainable business practices and Newton's ESG quality review to determine if the issuer is adequately adhering to ESG standards. Fund management believes that this disclosure clearly explains how Newton will screen issuers to determine if the issuer is adequately adhering to Newton's Environmental (i.e., environmentally-friendly), Social and Governance (ESG) standards. With respect to the portion of the fund's assets allocated to Mellon Investments Corporation ("Mellon"), the disclosure notes that the index Mellon seeks to track is composed of U.S. investment grade fixed-income securities that satisfy certain ESG and low-carbon criteria established by MSCI.

8.	Staff Comment: Please explain what is meant by "no material unresolvable ESG issues."

Response: Companies that Newton believes have material ESG issues that cannot be corrected through ongoing company engagement and active proxy voting are excluded from investment consideration. Please note that the last sentence of Fund Summary—Principal Investment Strategy—Equity and equity-related investments states that Newton will not invest the fund's assets in companies that Newton deems to have material unresolvable ESG issues (i.e., companies with material ESG issues that Newton believes cannot be corrected through ongoing company engagement and active proxy voting). Where there may be ESG concerns, but the issues are deemed by Newton to be resolvable, Newton may invest in the company subject to a time-bound engagement plan. There is additional disclosure under Fund Details—Goal and Approach—Equity and equity-related investments – Ongoing ESG Monitoring and Engagement explaining Newton's engagement process.

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9.	Staff Comment: The last two sentences in the first paragraph read:

The fund's investments are allocated among equity and equity-related securities and debt and debt related securities. The composition of the fund's investment portfolio will vary over time, based on the allocation to the various asset classes and the performance of such asset classes in which the fund invests.

Please briefly clarify the major factors that determine changes in the asset allocation between equity and debt and clarify what is meant by the term "over time."

Response: The referenced two sentences were applicable to the investment strategy in effect prior to the current strategy and were inadvertently left in the 485(a) Amendment. The referenced two sentences have been removed from the Amendment.

Fund Summary—Principal Investment Strategy—Equity and equity-related investments

10.	Staff Comment: Please disclose the principal equity-related investments in which the fund will invest, including related risk factors.

Response: Please note that the fifth sentence of the first paragraph in this section states: "This portion of the fund's allocated assets is invested principally in common stocks . . . ." In addition, there is a related risk factor, Principal Risks—Risks of stock investing, included in the fund's prospectus.

11.	Staff Comment: The current disclosure with respect to the fund's strategy states, in part:

Newton invests its allocated portion of the fund's assets in companies it considers to be engaged in "sustainable business practices." These are companies that engage in such practices in an economic sense (i.e., the durability of the company's strategy, operations and finances), and take appropriate account of material externalities caused by or affecting their business. Newton also may invest in companies where it believes it can promote sustainable business practices through ongoing company engagement and active proxy voting.

The current disclosure is vague and overbroad. Please review the disclosure relating to sustainable business factors and revise briefly for plain English. For example, please review the terms "material externalities," "company engagement" and "economic sense." Also, please clarify how proxy votes affect sustainable business practices.

Response: The referenced disclosure will be revised in the Amendment as follows:

Newton invests its allocated portion of the fund's assets in companies it considers to be engaged in "sustainable business practices." These are companies whose business practices are, in Newton's view, sustainable in an economic sense (i.e., the company's strategy, operations and finances are stable and durable) and that take appropriate measures to manage any material consequences or impact of their policies and operations in relation to ESG matters (e.g., the company's environmental footprint, labor standards, board structure, etc.). Newton also may invest in companies where it believes it can promote sustainable business practices through ongoing company engagement and active proxy voting, such as by encouraging the company's management to improve the company's environmental footprint or voting the shares it holds of a company to improve the company's governance structure.

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12.	Staff Comment: The second to last sentence of the first paragraph in this section states:

The fund typically invests less than 50% of its assets allocated to Newton in the securities of issuers whose primary listing is in emerging market countries.

Please be more precise with respect to the percentage of the fund's assets that will be invested in emerging market countries.

Response: The referenced sentence will be revised in the Amendment as follows:

Typically, no more than 20% of the fund's assets allocated to Newton will be invested in the securities of issuers whose primary listing is in emerging market countries; however, Newton may invest up to 50% of the fund's assets allocated to it in such issuers.

13.	Staff Comment: The last sentence of the first paragraph in this section states:

To protect the fund against potential depreciation of such foreign currencies versus the U.S. dollar, the fund may engage in currency hedging.

Please disclose the types of principal instruments that the fund will use for currency hedging and include related principal risks for such instruments.

Response: The referenced sentence will be revised in the Amendment as follows:

To protect the fund against potential depreciation of such foreign currencies versus the U.S. dollar, the fund may engage in currency hedging (primarily using foreign currency forward contracts).

14.	Staff Comment: In the "Investment Themes" disclosure, please provide some brief examples of these investment themes.

Response: Newton does not want to cite examples of themes as they evolve over time. In addition, fund management believes that the disclosure adequately addresses how Newton decides which securities to buy and sell for the Fund's portfolio allocated to it. Item 9(b)(2) requires an explanation in "general terms" of how a fund's adviser decides which securities to buy and sell. Fund management believes the fund has satisfied that requirement here and in the corresponding disclosure in Fund Details—Goal and Approach.

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15.	Staff Comment: The fourth paragraph in this section states:

Fundamental Research and Analysis. Newton next conducts rigorous fundamental analysis of the competitive position and valuation of potential investments, systematically integrating the consideration of ESG issues through its proprietary ESG quality review, which is designed to ensure that Newton appropriately accounts for any material ESG issues of the company in determining the potential investment's valuation.

Please briefly describe the "proprietary ESG quality review."

Response: Fund management believes Newton's proprietary ESG quality review is adequately described in Fund Details—Goal and Approach—Fundamental Research and Analysis.

16.	Staff Comment: The last sentence of the "Ongoing ESG Monitoring and Engagement" disclosure states:

Newton will not invest the fund's assets in companies that Newton deems to have material unresolvable ESG issues (i.e., companies with material ESG issues that Newton believes cannot be corrected through ongoing company engagement and active proxy voting).

Please provide some examples of "material unresolvable issues" with respect to companies in which the fund would not invest.

Response: The referenced disclosure will be revised in the Amendment as follows:

Newton will not invest the fund's assets in companies that Newton deems to have material ESG issues (which could involve a company's environmental footprint, labor standards or board structure) that Newton believes are unresolvable (i.e., that cannot be corrected through ongoing company engagement and active proxy voting).

17.	Staff Comment: The last paragraph in this section states:

The portion of the fund's assets allocated to Newton is not managed to a benchmark index, nor will this portion of the fund's portfolio have the same characteristics as its designated primary performance baseline benchmark — the MSCI All Country World Index (NDR). The MSCI All Country World Index is an unmanaged index designed to measure the combined equity market performance of developed and emerging market countries.

Please describe this particular management practice's effect on the fund.

Response: The referenced paragraph was applicable to the investment strategy in effect prior to the current strategy and was inadvertently left in the 485(a) Amendment. The referenced paragraph has been removed from the Amendment.

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Fund Summary—Principal Investment Strategy—Debt and debt-related investments

18.	Staff Comment: If known, please disclose any effective average duration or weighted average maturity for the debt sleeve of the fund.

Response: The debt sleeve of the fund is managed using an indexed approach and the effective average duration of that portion of the fund's portfolio is expected to closely match that of the index, which as of February 28, 2019, was 5.80 years. Disclosure will be added to the Amendment.

19.	Staff Comment: In the second paragraph of this section, please clarify that the fund is not an index fund. The fund is merely investing in companies that are included in the index for the purpose of picking debt securities with certain sustainable characteristics.

Response: Although the fund is not an index fund, the fund's assets allocated to debt and debt-related investments are managed using an indexed approach. Mellon manages the fund's assets allocated to this strategy using a "sampling" process, which is a statistical process used to select debt securities so that this portion of the fund's assets has investment characteristics that closely approximate those of the index. We believe this is adequately disclosed in the first paragraph of this section, but will provide additional disclosure in the Amendment that this approach applies to the portion of the fund's assets allocated to Mellon.

20.	Staff Comment: The last sentence of the second paragraph in in this section states:

Corporate debt and government securities that meet a minimum ESG rating threshold are eligible for inclusion in the index.

Please describe and explain the corporate debt and government securities scoring process more fully in Fund Details—Goal and Approach. Please disclose the rating range and the minimum ESG rating for eligibility to be included in the index.

Response: The following disclosure will be added in the Amendment following the referenced sentence:

The ESG rating and scoring process is managed by the index provider based on MSCI's ESG scores, which are generally updated annually. To be eligible for inclusion in the index, securities generally must have an MSCI ESG rating of BBB or higher and must not have an MSCI ESG controversy assessment of very severe (i.e., a 0 on a 0-10 scale).

21.	Staff Comment: The last paragraph of this section states:

The fund's use of sampling techniques will result in it holding a smaller number of securities than are in the index, and the fund may not track the index as closely as it would if it were fully replicating the index, particularly when the fund's assets are small. As the fund's assets grow to an appropriate level, the correlation between the performance of the portion of the fund's assets allocated to Mellon and that of the Bloomberg Barclays MSCI U.S. Aggregate ESG Pure Index is expected to be at least .95 before expenses. A correlation of 1.00 would mean that the allocated portion of the fund's assets and the index were perfectly correlated.

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This disclosure is potentially misleading and confusing to investors since it suggests that the fund is an index fund. Please delete this disclosure.

Response: The referenced disclosure will be deleted from Fund Summary—Principal Investment Strategy—Debt and debt-related investments and will be revised in Fund Details—Goal and Approach— Debt and debt-related investments as follows:

Mellon's use of sampling techniques will result in the portion of the fund's portfolio allocated to debt and debt-related investments holding a smaller number of securities than are in the index. Consequently, the investment results of the portion of the fund's portfolio allocated to debt and debt-related investments may not track the index as closely as they would if this portion of the fund's portfolio were fully replicating the index, particularly when the fund's assets are small. As the fund's assets grow to an appropriate level, the correlation between the performance of the portion of the fund's assets allocated to Mellon and that of the Bloomberg Barclays MSCI U.S. Aggregate ESG-Weighted Select Sector Neutral Index is expected to be at least .95 before expenses. A correlation of 1.00 would mean that the portion of the fund's assets allocated to debt and debt-related investments and the index were perfectly correlated.

The remainder of the disclosure will be deleted in the Amendment.

Fund Summary—Principal Risks

22.	Staff Comment: Please consider "New fund risk," as the fund has never been offered to public shareholders.

Response: The fund has been operating since November 30, 2017 and, prior to its closing on January 25, 2019, was available for investment. Accordingly, management has determined not to add "New fund risk".

23.	Staff Comment: Please include risks relating to the market capitalizations of the issuers in the fund as appropriate.

Response: Please note that management deems the risk disclosure included under Fund Details—Investment Risks—Market capitalization risk (small-, mid- and large-cap stock risk) to be appropriate.

24.	Staff Comment: Please include "Management risk."

Response: "Management risk" will be included in the Amendment.

25.	Staff Comment: Risk factors should not be listed in alphabetical order, but in order of significance to the fund. When risks are alphabetized, it suggests that the risks are of equal importance. See Dalia Blass, Director, Division of Investment Management, Keynote Address, ICI Securities Law Development Conference (October 25, 2018) and IM Guidance Update 2014-08.

Response: The order of the investment risks will be revised accordingly in the Amendment.

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26.	Staff Comment: Per the Staff's prior comment about examples of companies in which the fund would not invest, please identify any market sectors in which the fund would principally invest and tailor "Market sector risk" appropriately.

Response: Fund management has advised us that the fund will not invest in nor significantly overweight or underweight, as a principal investment policy, any specific market sector, except that the fund will not invest in tobacco companies. However, fund management believes that, depending on market conditions, the fund may, from time to time, have such positions in specific market sectors which are currently unforeseeable. Accordingly, fund management believes that alerting shareholders to this potential risk is appropriate. Therefore, we will revise "Market sector risk" and move it to the additional risk disclosure under Fund Details—Investment Risks of the prospectus in the Amendment.

27.	Staff Comment: The last sentence of the "Interest rate risk" disclosure states:

The change in the value of a fixed-income security or portfolio can be approximated by multiplying its duration by a change in interest rates.

Please briefly explain in the risk factor the meaning of duration.

Response: The referenced sentence will be deleted from the risk factor and an explanation of duration will be added to the sections Fund Summary—Principal Investment Strategy—Debt and debt-related investments and Fund Details—Goal and Approach—Debt and debt-related investments where the duration of the portion of the fund's assets allocated to debt and debt-related investments is discussed.

28.	Staff Comment: "Index strategy risk" is included as a principal risk of the fund. Please supplementally explain why this is an appropriate risk for a fund that is not an index fund.

Response: It will be clarified in the Amendment that "Index strategy risk" is only applicable to the portion of the fund's assets allocated to debt and debt-related investments managed by Mellon.

29.	Staff Comment: The fourth sentence in the "Liquidity risk" disclosure states:

The market for below investment grade securities may be less liquid and therefore these securities may be harder to value or sell at an acceptable price, especially during times of market volatility or decline.

The Principal Investment Strategy section does not disclose that the fund will invest in junk securities or junk bonds as indicated by this risk factor. Please revise the Principal Investment Strategy section or this risk factor as appropriate. The Staff notes that the debt securities index for the fund is comprised of investment grade securities. Please explain.

Response: The referenced sentence will be deleted in the Amendment.

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Fund Details—Goal and Approach

Fund Details—Goal and Approach—Equity and equity-related investments

30.	Staff Comment: The second sentence of the "Ongoing ESG Monitoring and Engagement" disclosure states:

Newton monitors the fund's entire portfolio for emerging ESG controversies and issues and periodically reviews each company's ESG quality rating . .. . Once an investment has been made, any material but resolvable ESG issues identified in the ESG quality review process will be addressed with the company in an engagement plan in order to promote change.

Please consider examples of emerging ESG controversies. Also, as a reminder of the Staff's comments above, please describe briefly a "company engagement plan" in plain English and describe material ESG issues that cannot be resolved.

Response: Current examples of emerging controversies may include increasing focus on climate change, plastic waste and labor standards. However, fund management believes adding examples could be interpreted as restrictive and is not necessary. Please note that a description of "company engagement" is addressed above in our response to comment 11.

Fund Details—Goal and Approach—Other investments

31.	Staff Comment: If the fund will write credit default swaps, please state in the disclosure that the fund will segregate appropriate assets to cover the notional amount of the swap.

Response: We have confirmed with fund management that the fund will not write credit default swaps.

32.	Staff Comment: The third sentence of this section states:

To the extent such derivative instruments have similar economic characteristics to equity or debt securities as described in the fund's policy with respect to the investment of at least 80% of its net assets, the value of such instruments will be included in the 80% policy.

Please state in the disclosure that, for derivative instruments included in the fund's 80% policy, such derivative instruments will be valued at market value.

Response: The requested disclosure will be added in the Amendment.

Fund Details—Investments Risks

33.	Staff Comment: Please review the Item 4 and Item 9 risk disclosures for the fund to ensure that the disclosures are not identical. We note that some of the risks appear virtually identical. The Staff has stated that disclosure provided in response to Item 4(b) of Form N-1A should not be identical to the disclosure provided in response to Item 9(c) and points to IM Guidance Update 2014-08, which sets forth the Staff's observation about this issue. Please revise as applicable.

Response: We will revise Item 4 and Item 9 risk disclosures in the Amendment to avoid disclosures that are identical.

34.	Staff Comment: Please move the "European issuer risk" disclosure up to Item 4 if it is a principal risk of the fund.

Response: The "European issuer risk" disclosure will be moved up to Item 4 in the Amendment.

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Fund Details—Management

35.	Staff Comment: The second and third sentences of the eighth paragraph in this section state:

Dreyfus has applied for an exemptive order from the SEC, which would replace the existing order, and upon which the fund may rely if granted by the SEC, that would permit Dreyfus, subject to certain conditions and approval by the fund's board, to hire and replace one or more sub-advisers that are either unaffiliated or affiliated with Dreyfus (whether or not wholly-owned subsidiaries of BNY Mellon), without obtaining shareholder approval. The requested order, like the existing order, also relieves the fund from disclosing the sub-investment advisory fee paid by Dreyfus to an unaffiliated sub-adviser in documents filed with the SEC and provided to shareholders.

Please update the disclosure regarding the exemptive order if appropriate.

Response: The exemptive order application referenced in the disclosure is still under consideration by the Staff. Accordingly, no update is necessary.

Shareholder Guide—Buying and Selling Shares

36.	Staff Comment: The last sentence of the twelfth paragraph states:

The timing of payment of redemption proceeds to you by your financial intermediary or program administrator may depend on the intermediary's policies, procedures and practices.

Please delete this disclosure. The fund should disclose payment of redemption information per the requirements of item 11 of Form N-1A.

Response: Please note that the first two sentences of the referenced paragraph state:

If you request the fund to transmit your redemption proceeds to you by check, the fund expects that your redemption proceeds normally will be sent within two business days after your request is received in proper form. If you request the fund to transmit your redemption proceeds to you by wire, and the fund has your bank account information on file, the fund expects that your redemption proceeds normally will be wired within one business day to your bank account after your request is received in proper form.

The referenced sentence serves to indicate that although the fund may transmit redemption proceeds to a beneficial holder's financial intermediary or program administrator in one to two business days, the fund cannot control how long it will take for the financial intermediary or program administrator to send the proceeds to the beneficial holder.

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We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3381 or David Stephens of this office at 212.969.3357.

Very truly yours,

/s/ Lisa Goldstein
Lisa Goldstein

cc:	David Stephens

Jeff Prusnofsky

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